EXHIBIT 99.1

Alvotech Announces the Outcome of the Offering in Connection with the Company’s Listing on Nasdaq Stockholm

Not to be released, published, distributed or circulated in any jurisdiction in which it would be unlawful to do so. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities.

REYKJAVIK, ICELAND AND STOCKHOLM, SWEDEN (May 16, 2025) — Alvotech (NASDAQ: ALVO, the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announces the outcome of the offering of Swedish Depository Receipts (“SDRs”), equity share equivalents, in connection with the Company’s listing on Nasdaq Stockholm (the “Offering”). The Offering attracted strong interest from the general public in Sweden and was multiple times oversubscribed. This will result in more than 3,000 new shareholders for Alvotech. Trading on Nasdaq Stockholm commences on Monday, May 19, 2025.

The Offering in brief

  The Offering was directed solely into Sweden during an application period ranging from May 9–16, 2025 (the “Application Period”).
  The final price per SDR (the “Offering Price”) has been set to SEK 87.51, corresponding to the volume-weighted average price of the ordinary shares of the Company (the “Shares”) on the Nasdaq Iceland Main Market during the Application Period, with a discount of ten percent (10%), converted from ISK to SEK based on the exchange rate published by the Swedish Central Bank (Sw. Sveriges Riksbank) on the last day of the Application Period.
  The Offering included 441,600 SDRs, with each SDR representing one ordinary share of the Company. The Offering was multiple times oversubscribed.
  The gross proceeds of the Offering amounted to approximately SEK 39 million.
  All of the more than 3,000 individuals who subscribed to acquire SDRs in the Offering have been allotted SDRs.
  Trading in the Company’s SDRs on Nasdaq Stockholm commences on Monday, May 19, 2025, under the trading symbol (ticker) “ALVO SDB”.
  Settlement is expected to take place on May 21, 2025.

Background of the Offering
Alvotech’s board of directors and executive management team have identified the expansion of its R&D capability as a strategic priority to support Alvotech’s expected growth trajectory. The Company also intends to increase its access to experienced life-science R&D professionals living outside Iceland. The Company recently announced the acquisition of Xbrane Biopharma AB’s (“Xbrane”) R&D operations at the Karolinska life-science hub in Sweden. The integration of much of Xbrane’s workforce of seasoned biosimilar developers will further expand Alvotech’s scientific and innovation capabilities, enable the Company to access a broader talent pool and help to establish a strong presence in the Swedish life-science sector, supporting growth. The shareholders of Xbrane approved the transaction at the extraordinary general meeting held on April 14, 2025, and subsequent Foreign Direct Investment approval was received on May 13, 2025. Closing of the transaction is expected to take place early in June 2025.

A listing on Nasdaq Stockholm is expected to further strengthen Alvotech’s recognition in the Nordic and European markets, improving access to regional capital, and attracting a broader base of institutional and retail investors, based in Sweden, and beyond. Additionally, Alvotech has identified strong investor demand for opportunities to invest in European biotech, biopharma and biosimilar stocks among Nordic and international institutional investors.

It is the intention of the Company to enter into an agreement with a market maker (liquidity provider) to promote further liquidity in the SDRs.

Free SDR conversion period
The Company will offer shareholders who have been owners of the Company prior to the Offering a free conversion period with an opportunity to convert their unrestricted Shares into SDRs. During a period of one year from, and including, the first day of trading in SDRs on Nasdaq Stockholm, the conversion fees charged by Euroclear Sweden and DNB Bank ASA, Sweden Branch, as issuer of the SDRs, for converting Shares to SDRs will be paid by Alvotech. For the avoidance of doubt, potential additional fees and costs charged by the shareholders’ own custodian, brokerage firm or bank will be borne by the shareholders. For information on how to convert please refer to sdr@dnb.se.

Advisors
DNB Carnegie Investment Bank AB (publ) (formerly Carnegie Investment Bank AB (publ) and DNB Markets, a part of DNB Bank ASA, Sweden Branch) is acting as financial advisor in relation to the Offering. Cirio Advokatbyrå AB and Westerberg & Partners are legal advisors to the Company as to Swedish law, Arendt & Medernach SA is legal advisor to the Company as to Luxembourg law, BBA//Fjeldco is legal advisor to the Company as to Icelandic law and Cooley LLP is legal advisor to the Company as to U.S. law. Linklaters Advokatbyrå is legal advisor to the financial advisors as to Swedish law and Linklaters LLP is legal advisor to the financial advisors as to US law.

About Alvotech
Alvotech is a biotech company, founded by Róbert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab), are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a U.S. affiliate of Teva Pharmaceutical Industries Ltd. (U.S.), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, U.K., Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, U.K. and U.S.), Biogaran (France), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of products and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram, and YouTube.

Important information
This announcement is not, and does not form part of, an offer to sell or buy any securities.

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or in any jurisdiction other than Sweden, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The SDRs (and underlying shares) have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The SDRs were being offered and sold in the Offering outside of the United States in an overseas directed offering in accordance with Regulation S.

This announcement is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the "Prospectus Regulation") and has not been approved by any regulatory authority in any jurisdiction. A prospectus in connection with the Offering has been prepared and published by the Company on the Company’s website. The Offering was only directed to the public in Sweden.

This press release does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Company. Any investment decision to acquire or subscribe for securities in connection with the Offering must be made on the basis of all publicly available information relating to the Company and the Company’s securities.

DNB Carnegie Investment Bank AB (publ) (formerly Carnegie Investment Bank AB (publ) and DNB Markets, a part of DNB Bank ASA, Sweden Branch) is acting for Alvotech in connection with the Offering and for no one else. DNB Carnegie Investment Bank AB (publ) (formerly Carnegie Investment Bank AB (publ) and DNB Markets, a part of DNB Bank ASA, Sweden Branch) will not be responsible to anyone other than Alvotech for providing the protections afforded to its clients nor for giving advice in relation to the Offering or any other matter referred to herein.

Alvotech forward-looking statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding the Offering, including the timing of the settlement of the Offering; the expected benefits of the listing of SDRs on Nasdaq Stockholm; competitive advantages, business prospects and opportunities including pipeline product development; future plans and intentions, results, level of activities, performance, goals or achievements or other future events; regulatory submissions, review and interactions; the potential approval and commercial launch of its product candidates; the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to close the acquisition of Xbrane’s R&D operations and a biosimilar candidate, which is subject to approval of regulatory agencies and funding; (2) the ability to list Swedish Depository Receipts and maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including tariffs on Alvotech’s products in the U.S. or other markets, rising inflation and interest rates and general adverse market conditions, including the impact of conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC or identified in the prospectus filed with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen). There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which it becomes aware of which may affect any matter referred to in this communication. Alvotech expressly disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com